Exhibit 99.1

B Communications Ltd. Increases its Holdings in Bezeq

Ramat Gan, Israel – March 14, 2011 – B Communications Ltd. (NASDAQ: BCOM) announced today that it has notified its subsidiary, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), that today it purchased 14,590,000 of Bezeq’s outstanding ordinary shares on the Tel Aviv Stock Exchange. The purchases bring B Communications’ ownership interest in Bezeq to approximately 31.37% of its outstanding shares.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 31.37%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (NASDAQ Global Select Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il
http://igld.com
www.bcommunications.co.il/
http://ir.bezeq.co.il

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620